UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                              THE FINX GROUP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   31809A 10 5
                                 (CUSIP Number)

                                Lewis S. Schiller
                            21634 Club Villa Terrace
                            Boca Raton, Florida 33433
                                 (561) 447-6612

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 7, 2001
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
              (4), check the following box. 9

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31809A 10 5                        SCHEDULE 13D

(1) Names of Reporting Persons. I. R. S. Identification Nos. of above persons (entities only): Lewis S. Schiller

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |_|
     (b) |_|

(3)  SEC Use Only

(4)  Source of Funds: Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization: U.S.A.

(7)  Sole Voting Power:           31,312,250 shares      2.1%

(8)  Shared Voting Power:        715,489,701 shares     48.5%

(9)  Sole Dispositive Power:      31,312,250 shares      2.1%

(10) Shared Dispositive Power:   715,489,701 shares     48.5%

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 746,801,951 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

(13) Percent of Class Represented by Amount in Row (11)  50.6%

(14) Type of Reporting Person (See Instructions)  IN

CUSIP No. 31809A 10 5                        SCHEDULE 13D

(1)  Names of Reporting Persons. I. R. S. Identification Nos. of above persons
(entities only): The Trinity Group-I, INc.   Taxpayer ID:  13-3998041

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |_|
     (b) |_|

(3)  SEC Use Only

(4)  Source of Funds: Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization: Delaware

(7)  Sole Voting Power:                   0 shares    0.0%

(8)  Shared Voting Power:       715,489,701 shares   49.2%

(9)  Sole Dispositive Power:              0 shares    0.0%

(10) Shared Dispositive Power:  715,489,701 shares   49.2%

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 715,489,701 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

(13) Percent of Class Represented by Amount in Row (11)   49.2%

(14) Type of Reporting Person (See Instructions)   CO

Item 1.  Security and Issuer.

         This Amendment No. 2 relates to the common stock, par value $.01 per share ("Common Stock"), of The Finx Group, Inc., a New York corporation (the "Company"), and amends the Schedule 13D, dated April 28, 1999, as amended. The
Schedule 13D, as so amended, is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

Item 2.  Identity and Background.

         Set forth is information relating to each of the filing parties.

         Lewis S. Schiller

                  (i)      The name of the filing party is Lewis S. Schiller.

                  (ii) Mr. Schiller's address is 21364 Club Villa Terrace, Boca Raton, Florida 33433.

                  (iii) Mr. Schiller is chairman, president and chief executive officer of the Company. He is also the chairman, president and chief executive officer of The Trinity Group-I, Inc. ("Trinity"), which is the controlling stockholder of the Company.

                  (iv) During the past five years Mr. Schiller has not been convicted in a criminal proceeding.

                  (v) During the last five years Mr. Schiller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (vi)     Mr. Schiller is a citizen of the United States.

         The Trinity Group-I, Inc.

                  (i) The name of the filing party is The Trinity Group-I, Inc., a Delaware corporation.

                  (ii) Trinity's address is 21364 Club Villa Terrace, Boca Raton, Florida 33433.

                  (iii) Trinity is a privately-owned investment entity. Its principal equity interest is its investment in the Company.

                  (iv) During the past five years Trinity has not been convicted in a criminal proceeding.

                  (v) During the last five years Trinity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (vi) The chairman, president, chief executive officer and sole stockholder of Trinity is Mr. Schiller.

         The Schedule, when initially filed, included The Trinity Group, Inc. ("Trinity Group"), Grazyna B. Wnuk and Carol Schiller as filing parties. At the time of that filing, Ms. Wnuk, Ms. Schiller and Trinity were the sole stockholders of Trinity Group, and Trinity Group was the Company's controlling stockholder. In or about May 1999, Trinity Group distributed the shares owned by it to its stockholders. The shares which were transferable to Mr. Schiller were transferred, on his instruction, to Trinity, of which he was and is the sole stockholder.

         Since Trinity Group has been dissolved and no longer owns the Company's securities and Ms. Wnuk and Ms. Schiller are not stockholders of, and have no beneficial interest in, Trinity, they are no longer included as parties to the Schedule. Ms. Wnuk's stock ownership will be reflected in her own Schedule 13D. Ms. Schiller owns less than a 5% beneficial in the Company.

         Ms. Schiller is the wife of Mr. Schiller, however, Mr. Schiller has no beneficial interest in any securities owned by Ms. Schiller, and, accordingly, the shares beneficially owned by Ms. Schiller are not included in Mr. Schiller's holdings. Ms. Schiller's equity interest in the Company is set forth in Item 5 to the Schedule.

Item 3.  Source and Amount of Funds or Other Consideration

         In June 2000, in connection with the merger of Fingermatrix, Inc. into the Company, the Company issued 1,000 shares of series A 4% preferred stock to Trinity in exchange for a similar series of preferred stock of Fingermatrix which was issued in 1999. Each share of the series A preferred stock entitles the holder to annual dividends at the rate of 4%. The holders of the series A preferred stock have the right to elect a majority of the Company's directors. Since all of the shares of series A preferred stock are owned by Trinity, Trinity, and, by virtue of his control of Trinity, Mr. Schiller, holders the right to elect a majority of the Company's directors. The holders of the series A preferred stock shall vote as a class upon all matters upon which the holders of the common stock have the right to vote.

         Since on or about May 1999 through May 7, 2001, Trinity was the Company's only significant source of funding. As of May 7, 2001, Trinity had advanced to the Company and its subsidiaries approximately $3,700,000 to fund the Company's operations. The accrued interest on such advances at 9% per annum through May 7, 2001, was approximated $400,000. On May 7, 2001, Trinity converted $1.5 million of that debt into 7,500,000 shares of common stock, reflecting a purchase price of $0.20 per share, which was the fair market value of the common stock on May 7, 2001. Trinity also converted an additional $2,000,000 of debt into 20,000 shares of series B 8% voting redeemable convertible preferred stock. Each share of series B preferred stock is convertible into shares of common stock calculated by dividing $100 by the lowest trading price of the Company's common stock during the period that the series B preferred stock has been outstanding. As of the November 10, 2003, the outstanding shares of series B preferred stock owned by Trinity were convertible into 705,476,191 shares of common stock. The holders of the series B preferred stock are entitled to vote with the common stock on an "as-if converted" basis.

         On October 1, 2002, Trinity converted shares of series B preferred stock into 10,000,000 shares of common stock and transferred 725 shares of series B preferred stock to Mr. Schiller, its sole stockholder. Mr. Schiller contemporaneously transferred the 725 shares of series B preferred stock to Grazyna B. Wnuk, who is a vice president, secretary and a director of the Company.

         From April 7, 2003 through August 4, 2003, Trinity entered into four separate loan agreements pursuant to which it received gross loan proceeds of $335,000. Substantially all of such funds were advanced by Trinity to the Company. Payment by Trinity of the loans was secured by a pledge of shares of series B preferred stock which were convertible into 237,190,476 shares of common stock These notes become due during the period from May 2003 through September 2003. The Company did not have the funds to pay the loans to Trinity, and, as a result, Trinity defaulted on payment of the notes to the lenders. As a result of the defaults under Trinity's notes to its lenders, Trinity converted the shares of series B preferred stock into common stock and transferred an aggregate of 237,190,476 shares of common stock to the lenders.

         At or about the time that Trinity delivered shares of common stock to its lenders as a result of its defaults on the notes described in the preceding paragraph, Trinity converted its notes from the Company in the aggregate principal amount of $335,000 into shares of series B preferred stock. As a result of such conversion, Trinity received shares of series B preferred stock which are convertible into 237,190,476 shares of common stock.

         In addition, in June 2003, Trinity converted shares of series B preferred stock into an aggregate of 14,000,000 shares of common stock, and distributed the shares to Mr. Schiller, as sole stockholder of Trinity. Mr. Schiller transferred such shares as gifts to members of his family and friends, including shares to Ms. Grazyna B. Wnuk, who is vice president, secretary and a director of the Company.

         On each of July 25, 2003 and August 23, 2003, the Company issued to Mr. Schiller 10,000,000 shares of common stock as a stock grant, in consideration of the reduction of indebtedness by the Company to Mr. Schiller in the amounts of $51,000 and $29,000, respectively.

Item 4.  Purpose of the Transaction.

         Reference is made to the information set forth in response to Item 3 in connection with the issuance by the Company of its securities to Trinity.

         As a result of its ownership of all of the outstanding shares of series A preferred stock, Trinity and, as a result of his control of Trinity, Mr. Schiller has the right, to elect a majority of the all of the Company's directors. In addition, as a result of the ownership by Trinity and Mr. Schiller of 21,325,760 shares of common stock and the ownership by Trinity of shares of series B preferred stock which are convertible into 705,476,191 shares of common stock, Mr. Schiller holds 48.8% of the voting rights, which gives him effective control of the Company and the ability to approve any action requiring stockholder approval.

         Although the number of shares issuable upon conversion of the series B preferred stock, when added to the outstanding shares of common stock, exceeds the number of authorized shares of common stock, because of its stock ownership and voting rights, Trinity and, by virtue of his control of Trinity, Mr. Schiller, effectively has the ability to approve any action as may be necessary to increase the authorized capital or effect a reverse split. Mr. Schiller intends to propose an amendment to the Company's certificate of incorporation to effect a reverse split, and the Company intends to file an information statement for such purpose.

Item 5. Interest in Securities of the Issuer.

         (a) Trinity owns 10,013,510 shares of common stock and series B preferred stock which is convertible into 705,476,191 shares of common stock, representing a beneficial interest in 49.2% of the common stock.

         (b) Mr. Schiller owns directly 11,312,250 shares of common stock and warrants to purchase 20,000,000 shares of common stock. Mr. Schiller also owns beneficially the 715,489,701 shares of common stock beneficially owned by Trinity. Mr. Schiller beneficially owns 50.6% of the outstanding common stock. Mr. Schiller and Trinity are deemed to share voting and dispositive power with respect to the securities owned by Trinity.

         (c) Ms. Carol Schiller owns 10,100,055 shares of common stock, representing 1.3% of the Company's outstanding common stock. Ms. Schiller is the wife of Mr. Schiller. Mr. Schiller disclaims beneficial interest in securities owned by Ms. Schiller, and the shares owned by Ms. Schiller and not included in the shares beneficially owned by Mr. Schiller.

         (d) Set forth below is information as to transactions in the common stock Mr. Schiller during the sixty days prior to the date this Amendment is filed with the Securities and Exchange Commission: Trinity did not engage in any transactions involving the Company's securities during the 60 days prior to the filing of this Schedule 13D.

Lewis S. Schiller
-----------------

         The following table sets forth information relating to stock transactions by Mr. Schiller during the past 60 days. All transactions are market sales of common stock.

Date                    Number of Shares                       Price per Share
----                    ----------------                       ---------------
9/22/03                     1,000,000                                $.005
9/23/03                     1,000,000                                 .007
9/24/03                       920,000                                 .006
9/24/03                        80,000                                 .007
9/25/03                       900,000                                 .006
9/29/03                     1,000,000                                 .0036
10/2/03                     1,000,000                                 .0038
10/3/03                     1,000,000                                 .0039
10/10/03                    1,000,000                                 .0039
10/15/03                      305,000                                 .0042
10/15/03                      695,000                                 .0039
10/16/03                    1,000,000                                 .0044


         (d) No person other than Trinity and Mr. Schiller has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

         Dated November 10, 2003



/S/______________
Lewis S. Schiller

THE TRINITY GROUP-I, INC.


By:/S/________________________________
   Lewis S. Schiller, Chairman and CEO

                                                                      Exhibit 1
                                                                      ---------

                             JOINT FILING AGREEMENT

              Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to the joint filing of the Statement on Schedule 13D with respect to the shares of common stock, par value $.01 per share, of The Finx Group, Inc., with the Securities and Exchange Commission and any other applicable authorities or parties. The parties hereto further agree that this Joint Filing Agreement ("Agreement") be included as an exhibit thereto. In addition, each party to this Agreement agrees to file jointly any and all subsequent amendments to such Statement on Schedule 13D and expressly authorizes each other party hereto to file the same on its behalf as such filing party deems necessary or appropriate, until such time as a party hereto shall notify the others in writing of its desire to terminate this Agreement. This Agreement may be executed in multiple counterparts, each of which shall constitute one and the same instrument.

Date:  November 10, 2003



/S/______________
Lewis S. Schiller

THE TRINITY GROUP-I, INC.


By:/S/________________________________
   Lewis S. Schiller, Chairman and CEO